Exhibit 99.6

News Release – 6	May 20, 2019

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

( ₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2019

		Quarter ended				Year ended
Particulars		March 31,		December 31,	March 31,	March 31,	March 31,
		2019		2018	2018	2019	2018
I.	Revenue from operations	Audited
	(a) Revenue (refer note 2)		18,428.60	16,099.82	19,071.43	68,764.88	58,234.33
	(b) Other operating revenue (refer note 11)		132.81	107.85	102.03	437.88	455.48
	Total Revenue from operations (a)+(b)		18,561.41	16,207.67	19,173.46	69,202.76	58,689.81
II.	Other Income (includes Government grants) (refer note 3 and 11)		419.80	269.40	1,282.88	2,554.66	2,492.48
III.	Total Income (I+II)		18,981.21	16,477.07	20,456.34	71,757.42	61,182.29
IV.	Expenses
	(a) Cost of materials consumed		10,288.92	10,449.56	12,110.29	43,748.77	37,080.45
	(b) Purchases of products for sale		2,015.59	1,520.47	1,556.18	6,722.32	4,762.41
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,504.59	(149.62)	507.19	144.69	842.05
	(d) Excise duty		-	-	-	-	793.28
	(e) Employee benefits expense		1,134.67	1,060.11	1,103.60	4,273.10	3,966.73
	(f) Finance costs		389.14	468.08	446.43	1,793.57	1,744.43
	(g) Foreign exchange (gain)/loss (net)		(77.76)	(203.32)	95.38	215.22	17.14
	(h) Depreciation and amortisation expense		872.61	766.83	856.17	3,098.64	3,101.89
	(i) Product development/engineering expenses		242.92	120.22	151.90	571.76	474.98
	(j) Other expenses		2,586.32	2,134.94	3,387.46	9,680.46	9,234.27
	(k) Amount transferred to capital and other account		(322.97)	(237.31)	(246.46)	(1,093.11)	(855.08)
	Total expenses (IV)		18,634.03	15,929.96	19,968.14	69,155.42	61,162.55
V.	Profit/(loss) before exceptional items and tax (III-IV)		347.18	547.11	488.20	2,602.00	19.74
VI.	Exceptional Items
	(a) Employee separation cost		0.09	4.14	(1.05)	4.23	3.68
	(b) Write off/provision of capital work-in-progress and intangibles under development (net)		63.40	24.05	962.98	180.66	962.98
	(c) Provision for impairment of investments in subsidiary companies		241.86	-	-	241.86	-
	(d) Profit on sale of investment in a subsidiary company (refer note 6)		(332.95)	-	-	(332.95)	-
	(e) Others (refer note 5)		109.27	-	-	109.27	-
VII.	Profit/(loss) before tax (V-VI)		265.51	518.92	(473.73)	2,398.93	(946.92)
VIII.	Tax expense/(credit) (net)
	(a) Current tax (including Minimum Alternate Tax)		106.47	(92.01)	36.00	294.66	92.63
	(b) Deferred tax		52.85	(6.69)	(9.79)	83.67	(4.70)
	Total tax expense/(credit) (net)		159.32	(98.70)	26.21	378.33	87.93
IX.	Profit/(loss) for the period/year from continuing operations (VII-VIII)		106.19	617.62	(499.94)	2,020.60	(1,034.85)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		(25.75)	(38.07)	(56.57)	(11.71)	62.28
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		18.62	(1.50)	(3.86)	18.07	(6.27)
	(B) (i) Items that will be reclassified to profit or loss		(18.33)	29.55	(34.38)	(45.72)	(19.56)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		6.40	(10.32)	11.90	15.92	6.77
	Total other comprehensive income/(loss)		(19.06)	(20.34)	(82.91)	(23.44)	43.22
XI.	Total comprehensive income/(loss) for the period/year (IX+X)		87.14	597.28	(582.85)	1,997.17	(991.63)
XII.	Paid-up equity share capital (face value of ₹ 2 each)		679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve					21,483.30	19,491.76
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic EPS	₹	0.30	1.80	(1.47)	5.94	(3.05)
	(ii) Diluted EPS	₹	0.30	1.80	(1.47)	5.94	(3.05)
	(b) ‘A’ Ordinary shares (face value of ₹ 2 each)
	(i) Basic EPS	₹	0.40	1.90	(1.47)	6.04	(3.05)
	(ii) Diluted EPS	₹	0.40	1.90	(1.47)	6.04	(3.05)
			Not annualised

Statement of Standalone Assets and Liabilities
		(₹ in crores)
	As at March 31,	As at March 31,
	2019	2018
	Audited
I ASSETS
(1) Non-current assets
(a) Property, plant and equipment	18,316.61	18,192.52
(b) Capital work-in-progress	2,146.96	1,371.45
(c) Goodwill	99.09	99.09
(d) Other intangible assets	3,871.13	3,312.14
(e) Intangible assets under development	4,139.63	3,825.15
(f) Investments in subsidiaries, joint ventures and associates	14,770.81	13,950.60
(g) Financial assets
(i) Investments	663.38	310.19
(ii) Loans and advances	143.13	143.96
(iii) Other financial assets	994.39	793.40
(h) Non-current tax assets (net)	715.30	695.75
(i) Other non-current assets	1,819.90	1,546.39
	47,680.33	44,240.64
(2) Current assets
(a) Inventories	4,662.00	5,670.13
(b) Investments in subsidiaries and associates (held for sale)	257.81	681.91
(c) Financial assets
(i) Investments	1,175.37	1,820.87
(ii) Trade receivables	3,250.64	3,479.81
(iii) Cash and cash equivalents	487.40	546.82
(iv) Bank balances other than (iii) above	819.21	248.60
(v) Loans and advances	200.08	140.27
(vi) Other financial assets	1,279.68	646.31
(d) Current tax assets (net)	-	73.88
(e) Assets classified as held-for-sale	162.24	223.33
(f) Other current assets	934.87	1,439.73
	13,229.30	14,971.66
TOTAL ASSETS	60,909.63	59,212.30
II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	679.22	679.22
(b) Other equity	21,483.30	19,491.76
	22,162.52	20,170.98
Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	13,919.81	13,155.91
(ii) Other financial liabilities	180.80	211.28
(b) Provisions	1,281.59	1,009.48
(c) Deferred tax liabilities (net)	205.86	154.61
(d) Other non-current liabilities	218.24	291.09
	15,806.30	14,822.37
(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	3,617.72	3,099.87
(ii) Trade payables
(a) Total outstanding dues of micro and small enterprises	126.96	141.59
(b) Total outstanding dues of creditors other than micro and small enterprises	10,281.87	9,269.46
(iii) Acceptances	3,093.28	4,814.58
(iv) Other financial liabilities	2,237.98	4,091.16
(b) Provisions	1,148.69	862.92
(c) Current tax liabilities (net)	78.30	21.77
(d) Other current liabilities	2,356.01	1,917.60
	22,940.81	24,218.95
TOTAL EQUITY AND LIABILITIES	60,909.63	59,212.30

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company's products mainly include commercial vehicles and passenger vehicles.

A core initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. The Company believes that this reorganisation will improve speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker response to changing market conditions and clear accountability. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles and passenger vehicles from Fiscal 2019. Consequent to these changes, the Company will have Commercial Vehicles and Passenger Vehicles as reporting segments. These segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

Segment assets includes property plant & equipment, intangible assets, trade receivables and inventory.

		Quarter ended			Year ended
Particulars		March 31,	December 31,	March 31,	March 31,	March 31,
		2019	2018	2018	2019	2018
A	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	14,496.06	12,708.82	14,445.33	54,036.54	44,875.54
II.	Passenger Vehicles	4,042.90	3,470.25	4,693.30	15,052.30	13,644.58
III.	Corporate/Unallocable	22.45	28.60	34.83	113.92	169.69
	Total Segment Revenue	18,561.41	16,207.67	19,173.46	69,202.76	58,689.81
	Less: Inter segment revenue	-	-	-	-	-
	Revenue from operations	18,561.41	16,207.67	19,173.46	69,202.76	58,689.81

B.	Segment results before other income (excluding incentives),
	finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	1,012.38	1,082.95	1,317.68	4,423.50	3,474.29
II.	Passenger Vehicles	(481.29)	(327.94)	(877.20)	(1,396.08)	(2,985.13)
III.	Corporate/Unallocable	(140.58)	(76.49)	(87.48)	(349.92)	(265.45)
	Total Segment results	390.51	678.52	353.00	2,677.50	223.71
	Less: Inter segment eliminations	-	-	-	-	-
	Net Segment results	390.51	678.52	353.00	2,677.50	223.71
	Add/(Less) : Other income (excluding incentives)	268.05	133.35	677.01	1,933.29	1,557.60
	Add/(Less) : Finance costs	(389.14)	(468.08)	(446.43)	(1,793.57)	(1,744.43)
	Add/(Less) : Foreign exchange gain/(loss) (net)	77.76	203.32	(95.38)	(215.22)	(17.14)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(172.72)	(2.79)	(161.93)	(175.51)	(166.66)
	-Passenger Vehicles	(0.02)	(24.81)	(800.00)	(118.04)	(800.00)
	-Corporate/Unallocable	91.07	(0.59)	-	90.48	-
	Total Profit/(loss) before tax	265.51	518.92	(473.73)	2,398.93	(946.92)

			As at December 31,		As at March 31,
C.	Segment Assets		2018		2019	2018
I.	Commercial Vehicles		24,598.40		22,247.03	23,083.79
II.	Passenger Vehicles		17,323.90		17,650.27	16,336.60
III.	Corporate/Unallocable		20,031.20		20,850.09	19,568.58
	Total		61,953.50		60,747.39	58,988.97
IV	Assets classified as held for sale		260.11		162.24	223.33
	Total Assets		62,213.61		60,909.63	59,212.30

D.	Segment Liabilities
	Commercial Vehicles		12,383.87		14,327.47	13,176.50
	Passenger Vehicles		3,069.69		3,477.23	3,845.67
	Corporate/Unallocable		24,674.28		20,942.41	22,019.15
	Total Liabilities		40,127.84		38,747.11	39,041.32

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 20, 2019.
2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Revenue from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Revenue from operations for the year ended March 31, 2019 is not comparable with previous period. Following additional information is being provided to facilitate such comparison:

					( ₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,	March 31,
	2019	2018	2018	2019	2018
1. Revenue from operations	18,561.41	16,207.67	19,173.46	69,202.76	58,689.81
2. Excise duty	-	-	-	-	(1,168.14)
3. Revenue from operations (net of excise duty) (1-2)	18,561.41	16,207.67	19,173.46	69,202.76	57,521.67

3)	Other income includes:
					(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,	March 31,
	2019	2018	2018	2018	2019
Dividend from subsidiaries	160.03	15.15	396.06	1,500.37	982.29

4)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,	March 31,
	2019	2018	2018	2019	2018
1. Revenue from operations	18,168.28	15,886.92	18,384.12	67,611.07	56,533.20
2. Profit/(loss) before tax	204.69	433.49	(675.02)	2,128.78	(1,308.83)
3. Profit/(loss) after tax	106.43	568.08	(622.80)	1,903.94	(1,266.19)

5)

The Company has entered into an agreement for transfer of its Defence undertaking, which had a value of ₹ 209.27 crores as at December 31, 2017 to Tata Advanced Systems Ltd (transferee company), for an upfront consideration of ₹100 crores and a future consideration of 3% of the revenue generated from identified Specialized Defence Projects for upto 15 years from the financial year ended FY 2020 subject to a maximum of ₹1,750 crores. The future consideration of 3% of revenue depends on future revenue to be generated from the said projects by the transferee company. On account of the same, the Company has recognized a provision of ₹109.27 crores, which may get reversed in future once projects start getting executed from FY 2020 onwards. The assets related to defence undertaking are classified as "Held for Sale" as they meet the criteria laid out under Ind AS 105.

6)	During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd (TASL).

7)

The investment in the Company's subsidiary Tata Motors Insurance Broking and Advisory Services Ltd and associate Tata Hitachi Construction Machinery Company Private Ltd and the Company's certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105. Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the investment in the Company's subsidiary Tata Technologies Ltd. Accordingly, the Company concluded that these investments no longer meets the criteria of “Held for Sale” as per Ind AS 105.

8)

The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹200.00 crores as at March 31, 2019 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.

9)

Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars			(₹ in crores)
		Year ended March 31,
		2019	2018
Debt service coverage ratio (no. of times) [refer note (a)]		0.67	(0.14)
Interest service coverage ratio (no. of times) [refer note (b)]		2.95	(0.20)
Debt Equity ratio [refer note (c)]		0.83	0.89
Net Worth [refer note (d)]	(₹ in crores)	21,558.50	19,683.23
Capital Redemption Reserve	(₹ in crores)	2.28	2.28
Debenture Redemption Reserve	(₹ in crores)	1,085.94	1,085.94
Earnings per share (EPS)
A. Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	5.59	(3.73)
(b) Diluted EPS	(₹)	5.59	(3.73)
(B). 'A' Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	5.69	(3.73)
(b) Diluted EPS	(₹)	5.69	(3.73)

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)
(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans.

For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term.

(c)	Debt Equity Ratio = Total Debt/Equity
(d)	Net Worth = Equity share capital + Other equity

10)	Ind AS 115 - Revenue from Contracts with Customers

The Company adopted Ind AS 115 with a modified retrospective approach. The figures for the comparative periods has not been restated. There is no impact of Ind AS 115 adoption to the retained earnings as at April 1, 2018. Certain payouts made to dealers such as infrastructure support are now treated as variable components of consideration and have therefore in accordance with Ind AS 115, has been recognised as revenue deductions for the quarters ended December 31, 2018, March 31, 2019 and for the year ended March 31, 2019.

11)

Consequent to clarifications published by the Institute of Chartered Accountants of India during the year ended March 31, 2019; various Government Grants (incentives) have been reported as “Other Income”. Previously, these were reported as ”Other Operating Revenue” in the results. The change is retrospectively applied by reclassifying the previous periods to conform to current period's presentation and is not considered material to the Company's prior periods' published results.

12)

The figures for the quarter ended March 31, 2019 and 2018 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2018 and December 31, 2017, respectively.

13)	The Statutory Auditors have carried an audit of the above results for the year ended March 31, 2019 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, May 20, 2019	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.